Exhibit 12(d)
PPL MONTANA, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2002	2001	2000

Fixed charges, as defined:
Interest expense on credit facility	$2	$2	$18
Amortization of debt expenses		1	3
Amortization of wholesale energy commitments	4	6	7
Estimated interest component of operating rentals	15	15	6

Total fixed charges	$21	$24	$34

Earnings, as defined:
Net income	$47	$103	$86

Add:
Income taxes	35	68	57

Total fixed charges as above	21	24	34

Total earnings	$103	$195	$177

Ratio of earnings to fixed charges	4.9	8.1	5.2